Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
OF JUNE 22, 2012

DATE, TIME AND PLACE:  On June 22, 2012, at 1:15 p.m., in the Grand Hyatt Hotel, Av. das Nações Unidas, 13,301, Offices I and II in the city and state of São Paulo.

CHAIR:     Pedro Moreira Salles.

QUORUM:     The totality of elected members.

RESOLUTIONS ADOPTED UNANIMOUSLY:

On May 18, 2012, the holders of shares comprising the free float of Redecard S.A. (“Redecard”) resolved at a Special General Meeting within the scope of the public tender offer for the purposes of cancellation of the registration of Redecard (“OPA”) as a publicly held company, to request a new appraisal report for the shares of Redecard (“Second Report”). The Second Report was prepared by Banco de Investimentos Credit Suisse (Brasil) S.A. and announced by Redecard on June 15, 2012. Pursuant to the Second Report, the economic value of the shares issued by Redecard was set within a range from R$34.66 and R$38.12.

As previously disclosed in a Material Fact of April 12, 2012 and since Itaú Unibanco Holding S.A. is prepared either directly or through one of its subsidiaries, to pay the price of R$35.00 per share issued by Redecard, and given that the result of the Second Report shows a price range which includes the offered price, the Directors approved the realization of the OPA at the price of R$35.00 per share of Redecard and the resumption of the process of its registration  with the Brazilian Securities and Exchange Commission - CVM.

CONCLUSION: The work of the meeting was concluded, the minutes being drafted and signed, having been read and approved by all. São Paulo (SP), June 22, 2012. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice-Chairmen; Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim, Nildemar Secches, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Director.

ALFREDO EGYDIO SETUBAL Investor Relations Officer